AMENDMENT No. 2
TO
 COMMITTED FACILITY AGREEMENT
 AMENDMENT AGREEMENT ("Amendment") dated as of May 18th, 2011 to the Committed Facility Agreement (as amended from time to time, the "Agreement"), dated as of June 18, 2010, by and among BNP Paribas Prime Brokerage, Inc. ("BNPP PB, Inc") and Guggenheim Enhanced Equity Income Fund (formerly known as Old Mutual / Claymore Long-Short Fund, hereinafter the "Customer"). Any capitalized terms not defined herein shall have the meanings given them in the Agreement.
         WHEREAS, BNPP PB, Inc and Customer previously entered into a Committed Facility Agreement dated as of June 18, 2010.
         WHEREAS, Customer subsequently changed its name from "Old Mutual / Claymore Long-Short Fund" to "Guggenheim Enhanced Equity Income Fund".
         NOW THEREFORE, the parties hereby agree to amend the Agreement as set forth below, effective as of the date of this Amendment.

1.	Amendment to "Maximum Commitment Financing" Definition

Section 1(h) of the Agreement is hereby replaced in its entirety with the following:

""Maximum Commitment Financing" means $55,000,000 USD; provided, however, that Customer may reduce the Maximum Commitment Financing by an amount up to $15,000,000 upon 1 Business Day's written notice (no more than one time per calendar month), and by any amount upon 30 calendar days' written notice to BNPP PB, Inc. and, provided further, that upon one Business Day's written notice to BNPP PB, Inc., Customer may increase the Maximum Commitment Financing up to $75,000,000 USD."

2.	Amendment to Scope of Committed Facility

The notice period shall be increased by replacing "180" with "360" where it appears in Section 2 of the Agreement.

3.	Amendment to Termination Events

A new Section 9(e) shall be inserted in Section 9 of the Agreement as follows:

"(e)	Customer shall have the right to terminate this Agreement upon 30 calendar days' prior written notice to BNPP PB, Inc."

4.	Arrangement Fees

For the avoidance of doubt, there will be no arrangement fee applicable to any increase or decrease in the Maximum Commitment Financing.

5.	Representations

Each party represents to the other party that all representations contained in the Agreement are true and accurate as of the date of this Amendment and that such representations are deemed to be given or repeated by each party, as the case may be, on the date of this Amendment; provided that any representation relating to a specific date shall be made as of such date only.

6.	Miscellaneous

(a)	Definitions. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings specified for such terms in the Agreement.

(b)
Entire Agreement. This Amendment constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communications and prior writings (except as otherwise provided herein) with respect thereto.

(c)	Counterparts. This Amendment may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(d)	Headings. The headings used in this Amendment are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Amendment.

(e)	Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of New York.
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          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers, thereunto duly authorized, with effect from the first date specified on the first page of this Amendment,
Guggenheim Enhanced Equity Income Fund